1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
May 21, 2025	Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

VIA EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Defensive Income Trust Registration Statement on Form N-2 File Nos. 333-281462 and 811-23994

Dear Ms. Larkin:

This letter responds to comments that you conveyed in a telephonic discussion with Alexander C. Karampatsos and Katherine T. Hurley on March 10, 2025 with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 12, 2025 on behalf of Eagle Point Defensive Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 3 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please ensure that the financial reports incorporated by reference into the Registration Statement are appropriately hyperlinked.

Response:        The Fund confirms that it will hyperlink the financial reports in a future Pre-Effective Amendment prior to requesting effectiveness.

2.	Comment: Footnote 1 to the fee table states that “[t]he Distributor and/or a Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors.” Please identify financial intermediaries and account types that offer sales charge waivers and discounts and describe such waivers and discounts in the Prospectus. See IM Guidance Update 2018-06 and Item 12(a)(2) of Form N-1A.

Ms. Larkin May 21, 2025 Page 2

Response:        The Fund and its Distributor have not yet engaged a financial intermediary that intends to offer sales charge waivers and discounts different from those disclosed in the Prospectus. The Fund undertakes to supplement its Prospectus to identify any such financial intermediary and to describe such waivers and discounts before offering them to investors.

3.	Comment: Please explain the deletion of “Reimbursement” throughout the Registration Statement as it relates to the Expense Limitation and Reimbursement Agreement.

Response:        The Fund updated the defined term for the Expense Limitation and Reimbursement Agreement to “Expense Limitation Agreement” throughout the Registration Statement.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Sara Niazi, Eagle Point Credit Management LLC
Brooke A. Clark, Eagle Point Credit Management LLC
Philip Hinkle, Dechert LLP